September 21, 2010

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0504

Attention: Vince DiStefano, Esq.

VIA EDGAR AND OVERNIGHT MAIL

Re:	Registrant: Natixis Funds Trust II
File No.: 811-00242
Filing Type: Form N-1A

Dear Mr. DiStefano:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by telephone on September 13, 2010 regarding the Natixis Funds Trust II (the “Registrant”) registration statement on Form N-1A for the Loomis Sayles Multi-Asset Real Return Fund (the “Fund”), which was filed with the Commission on July 16, 2010 (the “Registration Statement”). For your convenience, we have summarized each comment below, followed by the Registrant’s response. Any term that is used, but not defined, in this letter retains the same meaning as used by the Registrant in the Registration Statement.

References to page numbers are to the revised Class A and C prospectus unless otherwise noted. Please note that the Registration Statement is scheduled to become effective automatically on September 30, 2010, and the Fund expects to commence offering its shares shortly thereafter.

1.	Comment. Please move the second sentence under the section “Investment Goal” on page 1 of the prospectus to the sub-section “Principal Investment Strategies.”

Response. In response to this comment, this sentence has been deleted and the third sentence under the sub-section “Principal Investment Strategies” has been revised to read: “The Fund is designed for investors seeking ~~positive total returns in excess~~ “real returns” (i.e., total returns that exceed the rate of inflation over a full market cycle regardless of market conditions).

2.	Comment. Footnote 2 under the section “Fund Fees & Expenses” on page 2 of the prospectus states that the undertaking given by the Adviser excludes “extraordinary expenses, such as litigation and indemnification…” What other expenses are excluded from the undertaking?

Response. The Registrant does not reasonably anticipate excluding any extraordinary expenses from the calculation of fund expenses for purposes of determining the amount of any fee waiver/expense reimbursement other than litigation and indemnification expenses. However, unforeseen extraordinary expenses may arise that the Registrant is unable to predict at this time. As it would be difficult for the Fund to disclose expenses that it does not expect to occur, the Registrant respectfully submits that no additional disclosure is appropriate at this time.

3.	Comment. Footnote 2 under the section “Fund Fees & Expenses” on page 2 of the prospectus states that “binding contractual undertaking” may be “terminated before then only with the consent of the Fund’s Board of Trustees.” Under what circumstances may this undertaking be terminated?

Response. The referenced language was included in response to a prior comment from the Staff on the registration statement filed for Gateway Fund on July 20, 2007. At that time, the Staff requested that Gateway Fund clarify that only the Fund’s Board of Trustees may terminate the contractual binding undertaking. Registrant is unable to the predict circumstances, if any, under which the Board of Trustees would consent to such termination; however, the disclosure does notify investors that the undertaking is, in fact, terminable. Because of this, the Registrant respectfully submits that no additional disclosure is appropriate at this time.

4.	Comment. Please be more specific in describing what the Fund intends to invest in initially and over the next twelve months in relation to the paragraphs “Fixed-Income Investments,” “Equity Investments,” “Currency Investments,” “Commodity Investments” and “Derivative Investments” under the sub-section “Principal Investment Strategies” on pages 2 and 3 of the prospectus.

Response. Registrant respectfully submits that a specific description of the Fund’s expected portfolio could, and likely would, become stale, and potentially misleading, soon after publication. In response to the comment, the Fund has revised the second sentence under the sub-section “Principal Investment Strategies” on page 2 of the prospectus to read (underlining denotes newly inserted language): “The Fund expects that its exposure to these asset classes will often be obtained substantially through the use of derivative instruments.” In addition, the following sentence has been inserted after the first sentence in the paragraphs marked “Fixed-Income Investments” and “Equity Investments:” “At times, the Fund expects to gain this exposure substantially through the use of derivatives.” Also, in order to recognize that there are inherent limitations on the ability of a mutual fund to invest in derivatives (e.g., the need to maintain liquid assets to cover obligations in order to avoid the creation of a “senior security” under Section 18 of the 1940 Act) the first sentence in the paragraph marked “Derivative Instruments” has been changed to read: “The Fund may invest substantially ~~without limit~~ in a broad range of derivative instruments for both hedging and investment purposes …” Finally, the Fund has inserted the following sentence after the first sentence in the paragraph marked “Derivative Instruments:” “The Fund may, at times, invest substantially all of its assets in derivatives and securities used to support its obligations under those derivatives.” The Fund confirms that the instruments listed in the paragraphs noted by the Staff are instruments in which the Fund reasonably anticipates investing under normal market conditions, although it may not invest in all of those instruments at all times.

In addition, please note that, as mentioned on page 14 of the prospectus, the Fund’s portfolio holdings will be available on the Fund’s website monthly after an aging period of at least 30 days and the Fund’s top 10 holdings will be available on the Fund’s website as of the month-end within 7 business days after month-end. Therefore, investors will have information about the portfolio available on an updated basis.

5.	Comment. In the last sentence under the paragraph “Currency Investments” under the sub-section “Principal Investment Strategies” on page 3 of the prospectus, explain what the phrase “hedged back to” means and why these currency positions “will not be counted toward the 30% limitation on investments in currencies.”

Response. In response to this comment, the Registrant has revised the indicated sentence to read: “Currency positions that are intended to hedge the Fund’s non-U.S. currency exposure ~~hedged back to the Fund’s base currency (U.S. dollars)~~ will not be counted toward the 30% limitation in investments in currencies.”

6.	Comment. Confirm that the Fund will be able to meet the 1940 Act definition of an “investment company.”

Response. The Fund confirms that it will be able to meet the definition of an “investment company” under both Sections 3(a)(1)(A) and 3(a)(1)(C) of the 1940 Act.

7.	Comment. Include more disclosure on the increased risk of default in the “Below Investment-Grade Fixed-Income Securities Risk” under the “Principal Risks” section on page 4 of the prospectus.

Response. In response to this comment, the Fund has revised the “Below Investment-Grade Fixed-Income Securities Risk” to read: “Below Investment-Grade Fixed-Income Securities Risk: This is the risk that the Fund’s investments in below investment-grade fixed-income securities, also known as “junk bonds,” may be subject to greater risks than other fixed-income securities, including being subject to greater levels of interest rate risk, credit risk (including a greater risk of default) and liquidity risk. The ability of the issuer to make principal and interest payments is predominantly speculative for below investment-grade fixed-income securities.”

8.	Comment. In the first paragraph under the sub-section “Risk/Return Bar Chart and Table” on page 5 of the prospectus, add disclosure pursuant to Instruction 1(b) to Item 4(b)(2) of Form N-1A.

Response. In response to this comment, the following sentence has been inserted at the end of the first paragraph under the sub-section “Risk/Return Bar Chart and Table” on page 5: “The performance information provided by the Fund in the future will give some indication of the risks of an investment in the Fund by showing changes in the Fund’s performance from year to year and by showing how the Fund’s average annual returns compare against those of a broad measure of market performance.”

9.	Comment. In the section “Purchase and Sale of Fund Shares,” please remove the first sentence of the second paragraph pursuant to Item 6(b) of Form N-1A.

Response. In response to this comment, the first sentence has been removed and the second sentence has been revised to read: “The Fund’s shares are available for purchase (and are redeemable on any business day) through your investment dealer, directly from the Fund by writing to the Fund at Natixis Funds, P.O. Box 219579, Kansas City, MO 64121-9579, by exchange, by wire, through the Automated Clearing House system, or, in the case of redemptions, by telephone at 800-225-5478 or by the Systematic Withdrawal Plan.

10.	Comment. In the sub-section “Principal Investment Strategies” on page 7 of the prospectus, avoid use of the word “debtflation” because its meaning is unclear.

Response. In response to this comment, the term “debtflation” has been deleted from the prospectus, and the sentence next to the second bullet point on page 7 has been revised to read: “Debt Induced Inflation ~~Debtflation~~, which often is prompted by high levels of debt relative to gross domestic product (“GDP”) and historically has often resulted ~~results~~ in balance of payments crises and currency devaluation.”

11.	Comment. In the sub-section “Principal Investment Risks” on page 9 of the prospectus, please confirm that all risks listed are principal risks and, if principal, please include in the Summary Prospectus’ sub-section “Principal Investment Risks.”

Response. The Registrant respectfully submits that all risks listed are principal risks, and that all risks are included in both sections of the prospectus.

12.	Comment. Repeat the representations that apply to the Commodity Subsidiary made in the Man-Glenwood Lexington TEI, LLC and Man-Glenwood Lexington TEI, LDC, SEC No-Action Letter (publicly available April 30, 2004) (“Man-Glenwood”) (including representations pertaining to books and records and service of process) with respect to the wholly–owned subsidiary.

Response. The Registrant respectfully submits that the Fund utilizes the Commodity Subsidiary in the manner contemplated by a no-action letter issued to Fidelity Select Portfolio with respect to its Gold Portfolio. The Registrant does not believe this letter requires additional prospectus disclosure, nor does it believe that the recitation of the Man-Glenwood representations is appropriate. Therefore, no additional representations have been disclosed. See Fidelity Select Portfolio, SEC No-Action Letter (publicly available April 29, 2008). However, the Registrant notes that the Commodity Subsidiary will custody its assets in the United States. To the extent that the Staff has specific concerns that are not answered by the Fidelity Select Portfolio no-action letter or the location of the Commodity Subsidiary’s assets, we are willing to discuss these specific concerns with the Staff.

13.	Comment. In the first paragraph of the section “Selling Shares” on page 23 in the prospectus, it states that “Investments made by check, through ACH or Investment Builder may not be available immediately for redemption.” Please explain why this may occur and what is the basis under the rules for permitting this?

Response. In response to this comment, the Fund has revised the second sentence in the indicated paragraph to read: “Investments made by check, through ACH or Investment Builder may not be available immediately upon ~~for~~ redemption.” In addition, in the table marked “Buying Shares,” the Fund has revised the last bullet point in the column on the far right to read: “Investments made ~~Shares purchased~~ through ACH may not be available immediately upon ~~for~~ redemption.” Finally, the Registrant notes that the investor is directed to additional disclosure immediately after the sentence commented upon by the Staff on page 23. This additional disclosure in the “Selling Restrictions” section clarifies to the investor that the redemption proceeds may be withheld for 10 days from the purchase date to allow the check or ACH transaction used to purchase the shares to clear. The Registrant notes that this delay will be no longer than is reasonably necessary to ensure that the Fund, and thereby the other shareholders, are protected from fraud. The Registrant respectfully submits that no additional disclosure is necessary.

14.	Comment. The second paragraph under the section “Investment Restrictions” on page 3 of the Statement of Additional Information (the “SAI”) states that “asset-backed securities are not considered to be bank obligations.” Please explain what these instruments are considered to be.

Response. In response to this comment, the following sentence has been inserted after the third sentence of this paragraph: “For purposes of this restriction, the Fund takes the position that asset-backed securities do not represent investments in any industry or group of industries.”

15.	Comment. On page 47 of the SAI, please discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each person should serve as a Trustee of the Fund as required by Item 17(b)(10) of Form N-1A.

Response. In response to this comment, the following section has been inserted on page 50 of the SAI, immediately following the Trustees and Officers Table:

Qualifications of Trustees

The preceding tables provide an overview of the considerations that led the Board to conclude that each individual serving as a trustee of the Trust should so serve. The current members of the Board have joined the Board at different points in time. Generally, no one factor was determinative in the original selection of an individual to join the Board. Among the factors the Board considered when concluding that an individual should serve on the Board were the following: (i) the individual’s knowledge in matters relating to the mutual fund industry; (ii) any experience possessed by the individual as a director or senior officer of other public companies; (iii) the individual’s educational background; (iv) the individual’s reputation for high ethical standards and personal and professional integrity; (v) any specific financial, technical or other expertise possessed by the individual, and the extent to which such expertise would complement the Board’s existing mix of skills and qualifications; (vi) the individual’s perceived ability to contribute to the ongoing functions of the Board, including the individual’s ability and commitment to attend meetings regularly and work collaboratively with other members of the Board; (vii) the individual’s ability to qualify as an Independent Trustee for purposes of applicable regulations; and (viii) such other factors as the Board determined to be relevant in light of the existing composition of the Board and any anticipated vacancies or other transitions. Each trustee’s professional experience and additional considerations that contributed to the Board’s conclusion that an individual should serve on the Board are summarized in the tables above.

In connection with the above-referenced filing, we acknowledge that:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;
•

Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the above-referenced filing; and

•	The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, we understand that the Division of Enforcement of the Commission has access to all information provided to the Staff in its review of the above-referenced filing or in response to the Division of Investment Management’s comments on the filing.

If you have any questions or require any clarification concerning the foregoing, please call me at 617-449-2818.

Very truly yours,

/s/ John M. DelPrete

John M. DelPrete

Assistant Secretary

Natixis Funds Trust II

cc:	Russell L. Kane, Esq.

Michael G. Doherty, Esq.

John M. Loder, Esq.